





Forbes 2020

**BEST-IN-STATE BANKS**

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**Peoples** BANCORP®

# INVESTOR PRESENTATION

## 4TH QUARTER 2020







NASDAQ: PEBO



## SAFE HARBOR STATEMENT

Statements in this presentation which are not historical are ''forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. (''Peoples'').

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the ''2020 Form 10-K''), which is available on the Securities and Exchange Commission's (''SEC'') website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2020 Form 10-K under the section, ''Risk Factors'' in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.



# TABLE OF CONTENTS

PROFILE, INVESTMENT RATIONALE,
CULTURE AND STRATEGY


## PEBO MARKET INSIGHT

- Strongest deposit market share positions in more rural markets where we can affect pricing

- Presence near larger cities puts us in a position to capture lending opportunities in more urban markets (e.g. Cincinnati, Cleveland and Columbus)

- Snapshot as of December 31, 2020
  **Loans:** $3.4 billion / **Assets:** $4.8 billion
  **Deposits:** $3.9 billion
  **Market Cap:** $530 million

## DEMOGRAPHICS

**Median Income:** $54,013
**Key Industries:** Health Care, Lumber, Manufacturing, Oil/Gas/Coal, Tourism

**Unemployment:**
OH 5.5%   WV 6.3%
KY 6.0%   US 6.7%

## PEBO GEOGRAPHIC FOOTPRINT

PEBO FOOTPRINT

COUNTIES WHERE PEBO HAS TOP 3 MARKET SHARE*

COUNTIES WHERE PEBO HAS OVER $100 MILLION OF DEPOSITS AND IS NOT IN TOP 3 MARKET SHARE*

* Unemployment data from www.bls.gov/lau as of December 2020. According to FDIC annual summary of deposits as of June 2020.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



## UNIQUE COMMUNITY BANKING MODEL

- Greater revenue diversity (non-interest income, excluding gains and losses, as a percent of total revenue was 34% for Q4 2020) than the average $1 - 10 billion bank
- Strong community reputation and active involvement
- 14 local market teams capable of out-maneuvering larger banks
- More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, premium financing, etc.)

## STRONG, DIVERSE BUSINESSES EARNING NON-INTEREST INCOME

- 20th largest bank-owned insurance agency, with expertise in commercial, personal, life and health
- Wealth management – $2.9 billion in assets under administration and management, including brokerage, trust and retirement planning

## CAPACITY TO GROW OUR FRANCHISE

- Strong capital and fundamentals to support M&A strategy
- Proven integration capabilities and scalable infrastructure

## COMMITTED TO DISCIPLINED EXECUTION

- Strong, integrated enterprise risk management process
- Dedicated to delivering positive operating leverage
- Focused on business line performance and contribution, operating efficiency and credit quality
- Disciplined credit practice as indicated by portfolio construction and portfolio data

## ATTRACTIVE DIVIDEND OPPORTUNITY

- Targeting 40% to 50% payout ratio under normal operating environment
- Dividend paid increased from $0.15 per share for Q1 2016 to $0.35 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at February 26, 2021 was 4.37%


## OUR VISION

Our vision is to be *THE BEST COMMUNITY BANK IN AMERICA.*

## OUR MISSION

We will work side by side to overcome challenges and seize opportunities. We listen and work with you. Together, we will build and execute thoughtful plans and actions, blending our experience and expertise, to move you toward your goals. Our core difference is providing you peace of mind, confidence and clarity in your financial life.

## OUR VALUES

### PROMISE CIRCLE

Peoples' Employee Promise Circle represents how we do business and our never-ending pursuit of creating value for our clients. Our strategies to serve clients and enhance shareholder value often change, but our values remain constant.



# STRATEGIC ROAD MAP



## STRATEGIC ROAD MAP FOR **BEST COMMUNITY BANK IN AMERICA**

- • Commitment to Superior Shareholder Returns
- • Clients' 1st Choice for Banking, Investing and Insurance
- • Great Place to Work
- • Meaningful Impact on Our Communities

| RESPONSIBLE RISK MANAGEMENT | EXTRAORDINARY CLIENT EXPERIENCE | PROFITABLE REVENUE GROWTH | FIRST CLASS WORKPLACE |
| --- | --- | --- | --- |
| • Embrace Risk Management | • Delight the Client | • Acquire, Grow and Retain Clients | • Hire for Values |
| • Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance | • Deliver Expert Advice and Solutions | • Earn Client Referrals | • Strive for Excellence |
| • Do Things Right the First Time | • Provide a Consistent Client Experience | • Understand Client Needs and Concerns | • Invest in Each Other |
| • Raise Your Hand | • Lead Meaningful Client Reviews | • Live the Sales and Service Processes | • Promote a Culture of Learning |
| • Discover the Root Cause | • Evolve the Mobile Experience | • Value Our Skills and Expertise | • Coach in Every Direction |
| • Excel at Change Management | • DWYSYWD | • Operate Efficiently | • Recognize and Reward Performance |
| | | • Execute Thoughtful Mergers and Acquisitions | • Balance Work and Life |
| | | | • Cultivate Diversity |
| | | | • Spread Goodness |

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



COVID-19 CREDIT IMPACT, CAPITAL & LIQUIDITY

# OUR RESPONSE TO
# COVID-19



## THE CHANGES THAT THE PANDEMIC HAS HAD ON OUR INDUSTRY HAVE BEEN WIDESPREAD AND SWEEPING.

- It changed the way we provide our products and services, which is now more digital.
- Enabled remote work capabilities for associates as appropriate.
- Temporarily moved to lobby access by appointment while redesigning lobbies to enable social distancing.
- Remained nimble and provided relief for clients, including setting up administration of new programs like SBA Paycheck Protection Program (PPP).

### CLIENTS

- We frequently call our clients to check in on them and are being accommodating in their time of need by providing loan modifications, payment deferrals and fee waivers.

- Modified $528 million in loans as of June 30. As of December, the balance of COVID related modifications totaled $21 million.

- Peoples Bank had the highest PPP loan production as a percentage of total loan balances in phase 1 (through April 16, 2020) for all banks in Ohio, Kentucky and West Virginia.

### COMMUNITIES

- Peoples Bank Foundation donated almost $750,000 in 2020

- Associates donated additional $116,055 to local food banks and pantries as of December 31, 2020.

### ASSOCIATES

- Created assistance programs for associates including paying for unexpected childcare and/or elder care, paying for associates that need to quarantine or are not feeling well for an extended period of time

- Made donation of $100,000 to our employee assistance program

- Associates at the level of Assistant Vice President and below received $500 stock award

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



## LOAN PORTFOLIO COMPOSITION

- Robust concentration management process focused on portfolio risk diversification
- Relationship based lending
- CRE and C&I are balanced with Consumer
- CRE financing for "A" tier developers only
- CRE is 121% of risk based capital at December 31, 2020
- Very limited out of market lending
- Growing consumer portfolios organically and through acquisitions
- $4.8 billion bank with $25mm guideline for maximum loan exposure per relationship

## POLICY / UNDERWRITING STANDARDS

- Experienced, independent commercial and consumer underwriters
  - Comprehensive commercial underwriting package includes standardized loan covenant language, sensitivity analysis, and industry research
- Risk appropriate CRE policy standards that vary by asset class
- Established limits on policy exceptions; volume and trends monitored monthly
- Use of government guarantee programs when appropriate
- Abbreviated approval process for loan exposures < $1.0mm
- Use of automated underwriting systems to evaluate all residential loan requests (e.g. Fannie Mae Desktop Underwriter)

## MANAGEMENT & MONITORING

- Clear segregation of duties between sales & credit functions
  - Signature approval process with Credit Administration representation
  - Centralized risk rating, borrowing base monitoring, covenant tracking and testing
  - Consistent documentation and loan funding process centrally managed by Credit Administration with second review
- Experienced workout team dedicated to proactive rehabilitation or exit
- Construction loan monitoring and funding process independently managed by Credit Administration staff

## OVERSIGHT

- Board approval required for loan relationships > $25.0mm
- External loan review by large accounting and advisory firm
- Quarterly Criticized Asset Review (CAR) meetings for loans > $500m
- Quarterly review of Systemically Important Relationships (SIRs)
- Monthly Loan Quality Committee meetings

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



- At June 30, 2020, consumer and commercial loan modifications totaled $528 million, made up of $485 million in commercial loans and $44 million in consumer loans.

- As of December 31, 2020, consumer and commercial loan modifications totaled $21 million, made up of $17 million in commercial loans and $4 million of consumer loans. Loan modifications represented less than 0.75% of the loan portfolio (excluding PPP loans).

### COVID-19 RELATED LOAN PAYMENT DEFERRALS*



* Excludes SBA PPP loans.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®


## OUR DELINQUENCY AND NET CHARGE-OFF TRENDS HAVE REMAINED STABLE TO IMPROVING FOR FOUR PLUS YEARS.

**Percentage of Loans Considered "Current"**



**Percentage of Net Charge-Offs to Average Loans**





**NASDAQ: PEBO**

## NPAS AS A PERCENTAGE OF TOTAL ASSETS HAVE CONSISTENTLY BEEN SUPERIOR TO MIDWEST BANKS WITH $1 TO $10 BILLION IN TOTAL ASSETS.

PEBO line values: 0.57%, 0.56%, 0.49%, 0.48%, 0.46%, 0.46%, 0.49%, 0.45%, 0.47%, 0.48%, 0.50%, 0.50%, 0.54%, 0.88%, 0.84%

Quarters: Q2-17, Q3-17, Q4-17, Q1-18, Q2-18, Q3-18, Q4-18, Q1-19, Q2-19, Q3-19, Q4-19, Q1-20, Q2-20, Q3-20, Q4-20

Y-axis: NPAS / ASSETS (0.0% to 1.2%)

Legend: $1 TO $10 BILLION MIDWEST BANKS | PEBO

The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020.  As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

Source: S&P Global Market Intelligence. Nonperforming assets include loans 90+ days past due and accruing, renegotiated loans, nonaccrual loans, and other real estate owned.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®


## NPAS AT 12/31/20 WERE PRIMARILY COMPOSED OF WELL-COLLATERALIZED COMMERCIAL REAL ESTATE AND RESIDENTIAL REAL ESTATE LOANS. DECREASE DURING Q4 2020 WAS MAINLY DUE TO CRE & RESIDENTIAL.*

$ MILLIONS

Legend: CRE, RESIDENTIAL, C&I, HELOC, CONSUMER

Categories: Q1-16, Q2-16, Q3-16, Q4-16, Q1-17, Q2-17, Q3-17, Q4-17, Q1-18, Q2-18, Q3-18, Q4-18, Q1-19, Q2-19, Q3-19, Q4-19, Q1-20, Q2-20, Q3-20, Q4-20

* The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020.  As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.


## CLASSIFIED AND CRITICIZED LOANS AS A PERCENTAGE OF TIER 1 CAPITAL ARE WELL MANAGED.

🟩 CRITICIZED LOANS /
TIER 1 CAPITAL + ALLL *

🟦 CLASSIFIED LOANS /
TIER 1 CAPITAL + ALLL *

*In accordance with SEC reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.

| | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | Q1-20 | Q2-20 | Q3-20 | Q4-20 |
|---|---|---|---|---|---|---|---|---|---|
| Criticized | 39.16% | 29.89% | 25.61% | 28.10% | 21.22% | 19.58% | 22.42% | 26.54% | 27.09% |
| Classified | 19.34% | 17.40% | 13.14% | 10.78% | 14.49% | 14.82% | 14.15% | 16.37% | 15.52% |


## CRE EXPOSURE IS WELL BELOW SUPERVISORY CRITERIA ESTABLISHED TO IDENTIFY INSTITUTIONS WITH HEIGHTENED CRE CONCENTRATION RISK.

- Exposure levels also compare favorably to peer institution concentration levels.

PEER BANK SUBS – CRE LOANS / RISK-BASED CAPITAL

300% IS THE LEVEL CONSIDERED HEIGHTENED CRE CONCENTRATION RISK PER SUPERVISORY GUIDANCE

Universe $1-$10 B: 203%

PEBO: 121%

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 12/31/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



## PEER BANK SUBS – CONSTRUCTION, LAND AND LAND DEVELOPMENT LOANS / RISK-BASED CAPITAL

**100% IS THE LEVEL CONSIDERED HEIGHTENED CONSTRUCTION, LAND AND LAND DEVELOPMENT CONCENTRATION RISK PER SUPERVISORY GUIDANCE**

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 12/31/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.

WORKING **TOGETHER.** Building **SUCCESS.**®



## LOAN COMPOSITION REFLECTS HEALTHY RISK DIVERSITY.

TOTAL LOAN PORTFOLIO* = $3.0 BILLION,
WHICH EXCLUDES $367 MILLION OF PPP LOANS



| | | | |
|---|---|---|---|
| **1** | COMMERCIAL REAL ESTATE (CRE) 31% | **5** | CONSUMER, INDIRECT 17% |
| **2** | COMMERCIAL & INDUSTRIAL 20% | **6** | CONSUMER, DIRECT 3% |
| **3** | RESIDENTIAL REAL ESTATE 19% | **7** | PREMIUM FINANCE LOANS 4% |
| **4** | HOME EQUITY LINES OF CREDIT 4% | **8** | CONSTRUCTION 4% |

TOTAL CRE PORTFOLIO** = $0.9 BILLION



| | | | |
|---|---|---|---|
| **1** | APARTMENT 10% | **7** | RETAIL 10% |
| **2** | MIXED USE 10% | **8** | LODGING 5% |
| **3** | LIGHT INDUSTRIAL 8% | **9** | WAREHOUSE 7% |
| **4** | AGRICULTURE 2% | **10** | ASSISTED LIVING 6% |
| **5** | GAS STATION 4% | **11** | EDUCATION SERVICES 5% |
| **6** | OFFICE BUILDINGS 15% | **12** | OTHER 18% |

Data as of December 31, 2020.
*Excludes deposit overdrafts.
**Total CRE includes commercial real estate and construction loans, and exposure includes commitments.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



## ECONOMIC FORECAST – KEY DRIVERS AT DECEMBER 31, 2020

**US Unemployment**



**Ohio GDP**



**Ohio Unemployment**



## PERTINENT CREDIT STATS AS OF DECEMBER 31, 2020

- Allowance for credit losses was $50.3 million, up from $21.6 million Dec 31, 2019
- Allowance for credit losses as a percentage of total loans was 1.48%, and was negatively impacted 18 basis points by PPP loans
- Nonperforming assets as a percentage of total loans was 0.82%
- Allowance for credit losses as a percent of nonperforming loans was 180.14%

## CECL KEY ASSUMPTIONS

Day 1 CECL adoption resulted in a $5.8 million pre-tax increase to the allowance, driven by:

- Estimated life of loans
- 1 Year economic forecast as of 1.1.20
- Mix of acquired and organic loans
- 1 Year straight-line reversion
- Discounted Cash Flow (DCF) methodology


## PEBO IS SLIGHTLY MORE RESERVED COMPARED TO PEERS AS OF DECEMBER 2020

RESERVES AS A % OF LOANS

*Reserve as a % of Loans* (y-axis)

Bars (left to right): SRCE, THFF, STBA, GABC, FCF, PFC, PEBO (1.48), HBNC, SYBT, NBTB, FISI, CTBI, SMMF, LKFN, NWBI, CIVB, PRK, FMNB, CCNE, TMP, CHCO, TSC

MEDIAN 1.46

AVERAGE 1.39

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/2020. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2020.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



**NASDAQ: PEBO**

## WE HAVE LOOKED AT OUR CAPITAL LEVELS UNDER DIFFERENT STRESSED SCENARIOS.

- The graph below is based on the following key stressed assumptions, related to bank capital:
  - No net income for 2021, dividend continues at $0.35 per quarter, a measured approach on share repurchases, growth in loans from the premium finance acquisition and runoff of the PPP loans in future periods.
- Capital is most constrained at the total risk based capital level at the bank
  - Assuming the scenario above, Peoples could withstand pre-tax losses of approximately $100 million (in addition to stressed scenario) in 2021, and still remain above well capitalized levels for all regulatory ratios at the bank level.
- We will continue to perform capital stress testing and will adjust capital levers (dividends and share repurchases) to maintain adequate capital during the crisis.



WORKING **TOGETHER.** BUILDING **SUCCESS.**®


## ACQUISITIONS

- Bank acquisitions completed in 2014 (3), 2015 (1), 2018 (1), and 2019 (1)
- Insurance acquisitions completed in 2014 (1), 2015 (1), 2017 (2), and **2020** (1)
- One investment acquisition was completed in 2016
- **One premium finance acquisition effective July 1, 2020**

## CAPITAL PRIORITIES

- Organic growth
- Dividends
- Acquisition activities
- Share repurchases

## DIVIDENDS

- Dividend paid increased from $0.15 per share for Q1 2016 to $0.35 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at February 26, 2021 was 4.37%.

## SHARE REPURCHASES

- Prudent repurchase of shares
- Repurchased shares in all four quarters of 2020



## WE ARE WELL POSITIONED FROM A LIQUIDITY PERSPECTIVE

- We had a loan-to-deposit ratio of 87% at December 31, 2020, which enables us to be flexible and grow loans when it is prudent.

- We can leverage our investment securities to gain liquidity through sales or pledging.

- Our loans give us the ability to increase borrowing capacity by pledging loans to provide liquidity to meet the borrowing needs of our customers.

- As needed, we will utilize the Federal Reserve's program to pledge the SBA PPP loans as collateral for our borrowings.

- We saw an increase in our deposits in 2020, as we experienced inflows from stimulus money to consumers, and the majority of PPP money was deposited within the bank.

  - We realize that these inflows will likely diminish over time and will remain focused on maintaining a high level of borrowing capacity at the Federal Reserve Bank, the FHLB of Cincinnati and other funding sources.

- Over the long run, we anticipate funding the premium finance portfolio through a combination of security liquidations and shorter term wholesale funding.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



AS OF DECEMBER 2020, OUR LOAN-TO-DEPOSIT RATIO WAS LOW COMPARED TO PEER GROUP, WHICH POSITIONS US WELL FROM A LIQUIDITY PERSPECTIVE.

NOT TO SCALE

87.02%

UNIV. $1- $10 B AVERAGE: 84.88%

Chart x-axis labels: STBA, TSC, CIVB, PRK, SMMF, SRCE, LKFN, FCF, PFC, NWBI, SYBT, CTBI, PEBO, HBNC, FISI, NBTB, TMP, CCNE, FMNB, CHCO, GABC

Y-axis: 70%, 75%, 80%, 85%, 90%, 95%, 100%

The Proxy Peer Group is used above for comparative purposes.

Source: S&P Global Market Intelligence
Data as of December 31, 2020

WORKING **TOGETHER.** Building **SUCCESS.**®


## PEBO IS MEANINGFULLY BELOW THE $1 - $10 BILLION BANK UNIVERSE IN TERMS OF COST OF DEPOSITS AS OF DECEMBER 31, 2020.

TOTAL DEPOSIT COST (%)

NOT TO SCALE

0.40

0.29

TSC, CCNE, SMMF, FMNB, LKFN, $1-10B Average, CTBI, CHCO, PFC, FISI, SRCE, PEBO, THFF, CVBF, STBA, HBNC, FCF, NWBI, TMP, SYBT, GABC, NBTB, PRK

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/2020. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2020.

WORKING **TOGETHER.** Building **SUCCESS.**®



Q4 & FY 2020
FINANCIAL INSIGHTS


 

Effective July 1, 2020, Peoples closed on the asset purchase agreement under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, Peoples Premium Finance will continue to provide premium finance services for customers to purchase property and casualty insurance products through its growing network of independent insurance agency partners nationwide.

Peoples Bank acquired $84.8 million in loans at acquisition date, after preliminary fair value adjustments. As of December 31, 2020, Peoples Premium Finance loans had grown to $114.8 million.

Former Senior Vice President of TPF, John Binaggio, manages the insurance premium financing operations for Peoples Bank, now called Peoples Premium Finance.

**For the client, premium financing is typically done with a 15 - 20% down payment, followed by 9 - 10 monthly payments.**

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



**NASDAQ: PEBO**

### FINANCIAL:

- Recorded net income of $20.8 million for the fourth quarter of 2020, representing earnings per diluted common share of $1.06.

- Net interest income was $34.3 million for the fourth quarter of 2020, a decrease of $811,000, or 2%, compared to the third quarter of 2020.

- Total non-interest income, excluding gains and losses, increased $509,000, or 3% for the fourth quarter of 2020 compared to the third quarter of 2020.

- Total non-interest income, excluding net gains and losses, for the fourth quarter of 2020 was 34% of total revenue.

- Total non-interest expense decreased by 3% compared to the third quarter of 2020.

- Asset quality metrics remained strong during the fourth quarter and for the full year of 2020.

  - Delinquency trends remained relatively stable as loans considered current comprised 98.9% of the loan portfolio at December 31, 2020, compared to 99.2% at September 30, 2020, and 98.6% at December 31, 2019.

- Period-end total deposit balances at December 31, 2020 decreased $41.5 million, or 1%, compared to September 30, 2020 and increased $619.0 million, or 19% compared to December 31, 2019.

- Period-end total loan balances decreased $69.1 million compared to September 30, 2020, and increased $529.4 million compared to December 31, 2019.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



**NASDAQ: PEBO**

## RECOGNITION:

- Peoples Bank was recognized as the number one bank in West Virginia as part of Forbes' annual list of America's Best-In-State Banks and Credit Unions 2020.

- For the 2nd year in a row, Peoples Bank has been recognized as a Top Workplace by cleveland.com and the Cleveland Plain Dealer.

- Peoples Bank received the Marietta Times Readers Choice Awards for Best Bank and Best Mortgage. Peoples Bank finished as runner up for Best Insurance Agency and Best Employer.

- Peoples Bank became the first bank in Ohio to get a USDA B&I CARES Act Loan approved.

- Peoples Bank received a 2019 Top 10 Lender of the Year award from the U.S. Small Business Administration (SBA) Columbus District Office.

- Peoples Bank received the Huntington (WV) Herald Dispatch Readers Best Bank award for Boyd County, KY and Lawrence County, OH.

- Peoples Bank received the Parkersburg News and Sentinel Rewards Choice Award for Best Mortgage. Peoples Bank finished as runner up for Best Bank.







WORKING **TOGETHER.** BUILDING **SUCCESS.**®



**NASDAQ: PEBO**



## PEOPLES BANK CONTINUES TO ADD TECHNOLOGY THAT CLIENTS CARE ABOUT

- Contactless debit cards
- Cardless cash (ability to use ATM via mobile app without debit card)
- Card Controls (ability to lock/unlock debit card)
- Transaction alerts
- Ability to setup PayPal using debit card
- Zelle® - (Send & Receive money)
- Mobile check deposit
- Stand alone Insurance App
- Stand alone Retirement App

**8%** ↑ **Increase in** online banking users *(Jan 2020 vs. Jan 2021)*

**35%** ↑ **Increase in** mobile deposit monthly users *(Jan 2020 vs. Jan 2021)*

**9%** ↑ **Increase in** mobile banking users

**30%** ↑ **Increase in** card control active users

**9%** ↑ **Increase in** in clients receiving e-statements

**98%** ↑ **Increase in** active Zelle© users

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



**NASDAQ: PEBO**

## THE INDUSTRY UNDER-PERFORMED THE MARKET IN 2020, GIVEN THE UNKNOWN RAMIFICATIONS OF COVID-19 ON FUTURE BANK PROFITABILITY.

### TOTAL ANNUAL RETURN AS OF DECEMBER 31, 2020



### CUMULATIVE TOTAL RETURN YEAR TO DATE AS OF FEBRUARY 26, 2021





- ■ PEBO
- ■ PEER GROUP
- ■ RUSSELL 2000 FINANCIAL SERVICES
- ■ S&P 500

Total Return includes impact of dividends

Peers include: SRCE, NWBI, CHCO, CCNE, CTBI, PRK, SMNB, SCF, HBNC, PFC, SNMF, THFF, GABC, STBA, LKSN, SYBT, TMP, FISI, TSC, CIVB, NBTB

Source: Bloomberg

WORKING **TOGETHER.** Building **SUCCESS.**®



**NASDAQ: PEBO**

## TOTAL REVENUE OF $203 MILLION FOR FULL YEAR OF 2020.



Beginning in the second quarter of 2018, Peoples benefited from the acquisition of ASB Financial Corp. Additionally, beginning in the second quarter of 2019, Peoples benefited from the acquisition of First Prestonsburg Bancshares Inc., and in the third quarter of 2020 Peoples benefited from the acquisition of Triumph Premium Finance.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



**NASDAQ: PEBO**

## TOTAL INSURANCE REVENUE
## FY 2020
## $14.0 MILLION



1 P&C COMMERCIAL LINES 56%
2 PERFORMANCE BASED 10%
3 P&C PERSONAL LINES 17%
4 LIFE & HEALTH 14%
5 OTHER 3%

## TOTAL INVESTMENT REVENUE
## FY 2020
## $13.7 MILLION



1 FIDUCIARY 51%
2 BROKERAGE 33%
3 EMPLOYEE BENEFITS 16%

WORKING **TOGETHER.** BUILDING **SUCCESS.®**


THE RECENT ESCALATION IN EXPENSES WAS DUE TO ACQUISITIONS, OUR MOVE TO A $15 MINIMUM WAGE, AND AN INCREASE IN FTE'S FOR GROWTH AND TECHNOLOGY INVESTMENTS. COVID-19 IS NOT EXPECTED TO CAUSE A MATERIAL INCREASE IN EXPENSES.

**Legend:**
- CORE NON-INTEREST EXPENSES*
- NON-CORE EXPENSES**

Y-axis: ($ THOUSANDS) NOT TO SCALE — $150,000 / $125,000 / $100,000 / $75,000 / $50,000 / $25,000

X-axis: FY-15, FY-16, FY-17, FY-18, FY-19, FY-20

\* Non-US GAAP financial measure. See Appendix.

\*\*Non-core expenses include acquisition related expenses and other one time expenses. 2014, 2015, 2018 and 2019 included a partial quarter of expenses resulting from the Midwest Bancshares, Inc. (2014), Ohio Heritage Bancorp, Inc. (2014), North Akron Savings Bank (2014), National Bank and Trust (2015), American Savings Bank (2018), and First Prestonsburg (2019) and Triumph Premium Finance (2020) acquisitions, respectively, such as salaries and occupancy expenses.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®


## COVID-19 AND REDUCED NET INTEREST MARGIN IMPACTED THE EFFICIENCY RATIO IN 2020



*The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core non-interest income excluding all gains and losses. This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, COVID-19-related expenses, pension settlement charges, amortization of other intangible assets and uses fully tax-equivalent net interest income. See Appendix.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



**NASDAQ: PEBO**

WE HAVE MADE STEADY PROGRESS ON THESE METRICS OVER THE RECENT YEARS. THE PROVISION FOR CREDIT LOSSES, INTEREST RATE ENVIRONMENT, AND OTHER ECONOMIC IMPACTS OF COVID-19 SIGNIFICANTLY IMPACTED THESE METRICS IN 2020.

### RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1]



### RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS[1]



### TANGIBLE BOOK VALUE PER SHARE[1]



### PPNR ADJUSTED FOR NON-CORE ITEMS[1]
### PPNR TO TOTAL AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1]



1 Non-US GAAP financial measure. See Appendix.

WORKING **TOGETHER.** Building **SUCCESS.**®



**NASDAQ: PEBO**

## TOTAL LOANS WERE $3.4 BILLION AS OF DECEMBER 31, 2020, WHICH INCLUDED $366.9 MILLION OF PPP LOANS.

Legend:
- **TOTAL PREMIUM FINANCE LOANS**
- **TOTAL PPP LOANS**
- **FIRST PRESTONSBURG ACQUIRED LOANS**
- **ASB ACQUIRED LOANS**
- **TOTAL LOANS EXCEPT ASB, FIRST PRESTONSBURG & PPP & PREMIUM FINANCE**
- **AVERAGE LOAN BALANCES**

Y-axis: ($ MILLIONS) NOT TO SCALE — $1,500 to $3,500

X-axis: FY-15, FY-16, FY-17, FY-18, FY-19, FY-20



**NASDAQ: PEBO**

## PPP RESULTS

- Assisted 3,898 businesses with SBA PPP loans with obtaining approximately $500 million in loans authorized as of December 31, 2020.

- Peoples Bank had the highest PPP loan production as a percentage of total loan balances in phase 1 (through April 16, 2020) for all banks in Ohio, Kentucky and West Virginia.

- Weighted average origination fee on the volume of PPP loans originated was 3.3%.

- Approximately 40% of PPP loans were made to new clients.

- As of December 31, 2020, we have added approximately $50 million in new deposit accounts, $24 million in loans and $250,000 in annual fee revenue related to PPP clients.

- Over $132 million in PPP Second Draw loan applications received as of February 26, 2021

## PEBO PPP GEOGRAPHIC FOOTPRINT AS OF DECEMBER 31, 2020

▇ COUNTIES WITH PEBO PPP LOAN

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



FROM 2013 TO 2018, THE PERCENTAGE OF EARNING ASSETS COMPOSED OF INVESTMENTS DECREASED. IN 2020, THE INCREASE IN LOANS AS A PERCENTAGE OF EARNING ASSETS WAS DUE TO PPP LOANS.



Chart: TOTAL EARNING ASSETS (IN $BILLIONS) vs PERCENTAGE OF TOTAL EARNING ASSETS

| Fiscal Year | Investments % | Loans % |
|---|---|---|
| FY-15 | 30% | 70% |
| FY-16 | 28% | 72% |
| FY-17 | 27% | 73% |
| FY-18 | 24% | 76% |
| FY-19 | 26% | 74% |
| FY-20 | 20% | 80% |

Legend: INVESTMENTS, LOANS, INVESTMENTS %, LOANS %


TOTAL DEPOSIT BALANCES AT DECEMBER 31, 2020 INCREASED 19% COMPARED TO DECEMBER 31, 2019. DEPOSIT BALANCES BENEFITED FROM PPP LOAN PROCEEDS AND FISCAL STIMULUS FOR CONSUMERS AND COMMERCIAL CLIENTS.

($ MILLIONS) NOT TO SCALE

| | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|
| Total | $2,536 | $2,510 | $2,730 | $2,955 | $3,291 | $3,910 |

Legend:
- BROKERED CERTIFICATES OF DEPOSIT
- GOVERNMENTAL DEPOSIT ACCOUNTS
- MONEY MARKET DEPOSIT ACCOUNTS
- RETAIL CERTIFICATES OF DEPOSIT
- SAVINGS ACCOUNTS
- INTEREST-BEARING DDAs*
- NON-INTEREST-BEARING DDAs*

43%

DDAs*

*DDAs stands for demand deposit accounts and represents interest-bearing and non-interest bearing transaction accounts.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®

Q4 & FY 2020 APPENDIX



## PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

| ($ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| Income before income taxes | $ 24,178 | $ 14,816 | $ 45,282 | $ 57,203 | $ 54,941 | $ 65,358 | $ 42,646 |
| Add: Provision for loan/credit losses | 339 | 14,097 | 3,539 | 3,772 | 5,448 | 2,504 | 26,254 |
| Add: Loss on debt extinguishment | – | – | 707 | – | – | – | – |
| Add: Loss on OREO | 68 | 530 | 34 | 116 | 35 | 98 | 120 |
| Add: Loss on securities | – | – | 1 | – | 147 | – | 368 |
| Add: Loss on other assets | 430 | 696 | 427 | – | 469 | 692 | 170 |
| Add: Loss on other transactions | – | 43 | – | – | 76 | – | – |
| Less: Gain on OREO | – | – | – | – | 14 | – | – |
| Less: Gains on securities | 398 | 729 | 931 | 2,983 | 1 | 164 | – |
| Less: Gains on other assets | – | – | 35 | 28 | 76 | 8 | – |
| Less: Gains on other transactions | 67 | – | – | 25 | 168 | – | – |
| **Pre-provision net revenue** | **$ 24,550** | **$ 29,453** | **$ 49,024** | **$ 58,055** | **$ 60,857** | **$ 68,480** | **$ 69,558** |
| Average assets (in millions) | $ 2,241 | $ 3,112 | $ 3,320 | $ 3,510 | $ 3,872 | $ 4,222 | $ 4,739 |
| Pre-provision net revenue to average assets | 1.10% | 0.95% | 1.48% | 1.65% | 1.57% | 1.62% | 1.47% |



**NASDAQ: PEBO**

## PRE-PROVISION NET REVENUE ADJUSTED FOR NON-CORE ITEMS

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR adjusted for non-core items is defined as net interest income, excluding system upgrade revenue waived, acquisition-related costs, COVID-19-related expenses and pension settlement charges, plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

| ($ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| Income before income taxes | $ 24,178 | $ 14,816 | $ 45,282 | $ 57,203 | $ 54,941 | $ 65,358 | $ 42,646 |
| Add: System upgrade revenue waived | – | – | 85 | – | – | – | – |
| Add: Acquisition-related costs | 4,752 | 10,722 | – | 341 | 7,262 | 7,287 | 1,459 |
| Add: COVID-19-related expenses | – | – | – | – | – | – | 1,332 |
| Add: System upgrade costs | – | – | 1,259 | – | – | – | – |
| Add: Other non-core costs | 298 | 592 | – | – | – | 270 | 1,055 |
| Add: Pension settlement charges | 1,400 | 459 | – | 242 | 267 | – | 1,054 |
| Add: Provision for loan/credit losses | 339 | 14,097 | 3,539 | 3,772 | 5,448 | 2,504 | 26,254 |
| Add: Loss on debt extinguishment | – | 520 | 707 | – | – | – | – |
| Add: Loss on OREO | 68 | 529 | 34 | 116 | 35 | 98 | 120 |
| Add: Loss on securities | – | – | 1 | – | 147 | – | 368 |
| Add: Loss on other assets | 430 | 696 | 427 | – | 469 | 692 | 170 |
| Add: Loss on other transactions Less: | – | 43 | – | – | 76 | – | – |
| Gain on OREO | – | – | – | – | 14 | – | – |
| Less: Gains on securities | 398 | 729 | 931 | 2,983 | 1 | 164 | – |
| Less: Gains on other assets | – | – | 35 | 28 | 76 | 8 | – |
| Less: Gains on other transactions | 67 | – | – | 25 | 168 | – | – |
| **Pre-provision net revenue** | **$ 31,067** | **$ 41,702** | **$ 50,368** | **$ 58,638** | **$ 68,386** | **$ 76,037** | **$ 74,458** |
| Average assets *(in millions)* | $ 2,241 | $ 3,112 | $ 3,320 | $ 3,510 | $ 3,872 | $ 4,222 | $ 4,739 |
| Pre-provision net revenue to average assets | 1.39% | 1.34% | 1.52% | 1.67% | 1.77% | 1.80% | 1.57% |


## CORE NON-INTEREST INCOME

**Core non-interest income is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-US GAAP since it excludes the impact of all gains and/or losses, and core banking system conversion revenue waived.**

| ($ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| Total non-interest income | $ 40,020 | $ 46,382 | $ 50,867 | $ 55,573 | $ 56,754 | $ 64,274 | $ 63,672 |
| Less: net gain (loss) on investment securities | 398 | 729 | 930 | 2,983 | (146) | 164 | (368) |
| Less: net loss on asset disposals and other transactions | (431) | (1,788) | (1,133) | (63) | (334) | (782) | (290) |
| Add: core banking system conversion revenue waived | – | – | 85 | – | – | – | – |
| **Core non-interest income excluding gains and losses** | **$ 40,053** | **$ 47,441** | **$ 51,155** | **$ 52,653** | **$ 57,234** | **$ 64,892** | **$ 64,330** |

## CORE NON-INTEREST EXPENSE

**Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-US GAAP since it excludes the impact of core banking system conversion expenses, acquisition-related expenses, COVID-19-related expenses, pension settlement charges, and other non-recurring expenses.**

| ($ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| Total non-interest expense | $ 85,009 | $ 115,081 | $ 106,911 | $ 107,975 | $ 125,977 | $ 137,250 | $ 133,695 |
| Less: system conversion expenses | – | – | 1,259 | – | – | – | – |
| Less: acquisition-related expenses | 4,752 | 10,722 | – | 341 | 7,262 | 7,287 | 489 |
| Less: pension settlement charges | 1,400 | 459 | – | 242 | 267 | – | 1,054 |
| Less: COVID-19-related expenses | – | – | – | – | – | – | 1,332 |
| Less: other non-core charges | 298 | 592 | – | – | – | 270 | 1,055 |
| **Core non-inerest expense** | **$ 78,559** | **$ 103,308** | **$ 105,652** | **$ 107,392** | **$ 118,448** | **$ 129,693** | **$ 129,765** |


## EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income excluding all gains and all losses. This measure is non-US GAAP since it excludes amortization of other intangible assets, system upgrade revenue waived and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. The efficiency ratio adjusted for non-core items is non-US GAAP since it excludes amortization of other intangible assets, non-core expenses and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

| ($ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| Total non-interest expense | $ 85,009 | $ 115,081 | $ 106,911 | $ 107,975 | $ 125,977 | $ 137,250 | $ 133,695 |
| Less: amortization on other intangible assets | 1,428 | 4,077 | 4,030 | 3,516 | 3,338 | 3,359 | 3,223 |
| Adjusted total non-interest expense | 83,581 | 111,004 | 102,881 | 104,459 | 122,639 | 133,891 | 130,472 |
| | | | | | | | |
| Total non-interest income excluding net gains and losses | 40,053 | 47,441 | 51,070 | 52,653 | 57,234 | 64,892 | 64,330 |
| | | | | | | | |
| Net interest income | 69,506 | 97,612 | 104,865 | 113,377 | 129,612 | 140,838 | 138,923 |
| Add: fully taxable equivalent adjustment | 1,335 | 1,978 | 2,027 | 1,912 | 881 | 1,068 | 1,054 |
| Net interest income on a fully taxable equivalent basis | 70,841 | 99,590 | 106,892 | 115,289 | 130,493 | 141,906 | 139,977 |
| | | | | | | | |
| Adjusted revenue | $ 110,894 | $ 147,031 | $ 157,962 | $ 167,942 | $ 187,727 | $ 206,798 | $ 204,307 |
| | | | | | | | |
| **Efficiency ratio** | **75.37%** | **75.50%** | **65.13%** | **62.20%** | **65.33%** | **64.74%** | **63.86%** |
| | | | | | | | |
| Core non-interest expense | $ 78,559 | $ 103,308 | $ 105,652 | $ 107,392 | $ 118,448 | $ 129,693 | $ 129,765 |
| Less: amortization on other intangible assets | 1,428 | 4,077 | 4,030 | 3,516 | 3,338 | 3,359 | 3,223 |
| | 77,131 | 99,231 | 101,622 | 103,876 | 115,110 | 126,334 | 126,542 |
| | | | | | | | |
| Core non-interest income excluding gains and losses | 40,053 | 47,441 | 51,070 | 52,653 | 57,234 | 64,892 | 64,330 |
| Net interest income on a fully taxable equivalent basis | 70,841 | 99,590 | 106,892 | 115,289 | 130,493 | 141,906 | 139,977 |
| Adjusted core revenue | 110,894 | 147,031 | 157,962 | 167,942 | 187,727 | 206,798 | 204,307 |
| | | | | | | | |
| **Efficiency ratio adjusted for non-core items** | **69.55%** | **67.49%** | **64.33%** | **61.85%** | **61.32%** | **61.09%** | **61.94%** |


## TANGIBLE EQUITY TO TANGIBLE ASSETS AND TANGIBLE BOOK VALUE PER SHARE

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-US GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-US GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

| (\$ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| **Tangible equity** | | | | | | | |
| Total stockholders equity | \$ 340,118 | \$ 419,789 | \$ 435,261 | \$ 458,592 | \$ 520,140 | \$ 594,393 | \$ 575,673 |
| Less: goodwill and other intangible assets | 109,158 | 149,617 | 146,018 | 144,576 | 162,085 | 177,503 | 184,597 |
| **Tangible equity** | **230,960** | **270,172** | **289,243** | **314,016** | **358,055** | **416,890** | **391,076** |
| | | | | | | | |
| **Tangible assets** | | | | | | | |
| Total assets | \$ 2,567,769 | \$ 3,258,970 | \$ 3,432,348 | \$ 3,581,686 | \$ 3,991,454 | \$ 4,354,165 | \$ 4,760,764 |
| Less: goodwill and other intangible assets | 109,158 | 149,617 | 146,018 | 144,576 | 162,085 | 177,503 | 184,597 |
| **Tangible assets** | **2,458,611** | **3,109,353** | **3,286,330** | **3,437,110** | **3,829,369** | **4,176,662** | **4,576,167** |
| | | | | | | | |
| **Tangible equity to tangible assets** | **9.39%** | **8.69%** | **8.80%** | **9.14%** | **9.35%** | **9.98%** | **8.55%** |
| | | | | | | | |
| **Tangible book value per share** | | | | | | | |
| Tangible equity | \$ 230,960 | \$ 270,172 | \$ 289,243 | \$ 314,016 | \$ 358,055 | \$ 416,890 | \$ 391,076 |
| Common shares outstanding | 14,836,727 | 18,404,864 | 18,200,067 | 18,287,449 | 19,565,029 | 20,698,941 | 19,563,979 |
| **Tangible book value per share** | **\$ 15.57** | **\$ 14.68** | **\$ 15.89** | **\$ 17.17** | **\$ 18.30** | **\$ 20.14** | **\$ 19.99** |


## RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS

**The return on average assets adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.**

| ($ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| **Return on average assets** | | | | | | | |
| Annualized net income | $ 16,684 | $ 10,941 | $ 31,157 | $ 38,471 | $ 46,255 | $ 53,695 | $ 34,767 |
| Total average assets | 2,240,534 | 3,111,853 | 3,320,447 | 3,510,274 | 3,871,832 | 4,222,482 | 4,739,289 |
| **Return on average assets** | **0.74%** | **0.35%** | **0.94%** | **1.10%** | **1.19%** | **1.27%** | **0.73%** |
| | | | | | | | |
| **Return on average assets adjusted for non-core items** | | | | | | | |
| Annualized net income | $ 16,684 | $ 10,941 | $ 31,157 | $ 38,471 | $ 46,255 | $ 53,695 | $ 34,767 |
| Add: core banking system conversion revenue waived | – | – | 85 | – | – | – | – |
| Less: tax effect of core banking system conversion revenue waived | – | – | 30 | – | – | – | – |
| Add: net loss on investment securities | – | – | – | – | 146 | – | 368 |
| Less: tax effect of net loss on investment securities | | | | – | 31 | | 77 |
| Less: net gain on investment securities | 398 | 729 | 930 | 2,983 | – | 164 | – |
| Add: tax effect of net gain on investment securities | 139 | 255 | 325 | 1,044 | | 34 | |
| Add: net loss on asset disposals | 430 | 1,788 | 1,133 | 63 | 334 | 782 | 290 |
| Less: tax effect on net loss on asset disposals | 150 | 626 | 397 | 22 | 70 | 164 | 61 |
| Add: system conversion expenses | – | – | 1,259 | – | – | – | – |
| Less: tax effect on system conversion expense | | | 441 | | | | |
| Add: acquisition-related expenses | 4,752 | 10,722 | – | 341 | 7,262 | 7,287 | 1,459 |
| Less: tax effect on acquisition-related expenses | 1,663 | 3,753 | | 119 | 1,525 | 1,530 | 306 |
| Add: pension settlement charges | 1,400 | 459 | – | 242 | 267 | – | 1,054 |
| Less: tax effect on pension settlement charges | 490 | 161 | | 85 | 56 | | 221 |
| Add: COVID-19-related expenses | – | – | – | – | – | – | 1,332 |
| Less: tax effect on COVID-19-related expenses | | | | | | | 280 |
| Add: other non-core charges | 298 | 592 | – | – | – | 270 | 1,055 |
| Less: tax effect on other non-core charges | 104 | 207 | | | | 57 | 222 |
| Less: release of deferred tax asset valuation | – | – | – | – | 805 | – | – |
| Less: impact of Tax Cuts and Jobs Act on deferred tax liability | – | – | – | – | 705 | – | – |
| Add: impact of Tax Cuts and Jobs Act on deferred tax assets | – | – | – | 897 | - | – | – |
| Net income adjusted for non-core items | $ 20,898 | $ 19,281 | $ 32,161 | $ 37,849 | $ 51,072 | $ 60,153 | $ 39,158 |
| Total average assets | 2,240,534 | 3,111,853 | 3,320,447 | 3,510,274 | 3,871,832 | 4,222,482 | 4,739,289 |
| **Return on average assets adjusted for non-core items** | **0.93%** | **0.62%** | **0.97%** | **1.08%** | **1.32%** | **1.42%** | **0.83%** |

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



**NASDAQ: PEBO**

### RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

**The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.**

| *($ in Thousands)* | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | YTD-20 |
|---|---|---|---|---|---|---|---|
| Annualized net income | $ 16,684 | $ 10,941 | $ 31,157 | $ 38,471 | $ 46,255 | $ 53,695 | $ 34,767 |
| Add: amortization of other intangible assets | 1,428 | 4,077 | 4,030 | 3,516 | 3,338 | 3,359 | 3,223 |
| Less: tax effect of amortization of other intangible assets | 500 | 1,427 | 1,411 | 1,231 | 701 | 705 | 677 |
| Annualized net income excluding the amortization of intangible assets | 17,612 | 13,591 | 33,776 | 40,756 | 48,892 | 56,349 | 37,313 |
| | | | | | | | |
| **Average tangible equity** | | | | | | | |
| Total average equity | 270,689 | 407,296 | 432,666 | 450,379 | 488,139 | 566,123 | 575,386 |
| Less: average goodwill and other intangible assets | 87,821 | 144,013 | 147,981 | 144,696 | 158,115 | 173,529 | 181,526 |
| Average tangible equity | 182,868 | 263,283 | 284,685 | 305,683 | 330,024 | 392,594 | 393,860 |
| | | | | | | | |
| **Return on average equity** | | | | | | | |
| Annualized net income | $ 16,684 | $ 10,941 | $ 31,157 | $ 38,471 | $ 46,255 | $ 53,695 | $ 34,767 |
| Total average equity | 270,689 | 407,296 | 432,666 | 450,379 | 488,139 | 566,123 | 575,386 |
| **Return on average equity** | **6.16%** | **2.69%** | **7.20%** | **8.54%** | **9.48%** | **9.48%** | **6.04%** |
| | | | | | | | |
| **Return on average tangible equity** | | | | | | | |
| Annualized net income excluding the amortization of intangible assets | $ 17,612 | $ 13,591 | $ 33,776 | $ 40,756 | $ 48,892 | $ 56,349 | $ 37,313 |
| Average tangible equity | 182,868 | 263,283 | 284,685 | 305,683 | 330,024 | 392,594 | 393,860 |
| **Return on average tangible equity** | **9.63%** | **5.16%** | **11.86%** | **13.33%** | **14.81%** | **14.35%** | **9.47%** |

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.


## RETURN ON AVERAGE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS

The return on average stockholders' equity adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, other non-core charges, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.

| ($ in Thousands) | FY-14 | FY-15 | FY-16 | FY-17 | FY-18 | FY-19 | FY-20 |
|---|---|---|---|---|---|---|---|
| **Return on average equity adjusted for non-core items** | | | | | | | |
| Annualized net income | $ 16,684 | $ 10,941 | $ 31,157 | $ 38,471 | $ 46,255 | $ 53,695 | $ 34,767 |
| Add: core banking system conversion revenue waived | – | – | 85 | – | – | – | – |
| Less: tax effect of core banking system conversion revenue waived | – | – | 30 | – | – | – | – |
| Add: net loss on investment securities | – | – | – | – | 146 | – | 368 |
| Less: tax effect of net loss on investment securities | – | – | – | – | 31 | – | 77 |
| Less: net gain on investment securities | 398 | 729 | 930 | 2,983 | – | 164 | – |
| Add: tax effect of net gain on investment securities | 139 | 255 | 325 | 1,044 | – | 34 | – |
| Add: net loss on asset disposals | 430 | 1,788 | 1,133 | 63 | 334 | 782 | 290 |
| Less: tax effect on net loss on asset disposals | 150 | 626 | 397 | 22 | 70 | 164 | 61 |
| Add: system conversion expenses | – | – | 1,259 | – | – | – | – |
| Less: tax effect on system conversion expense | – | – | 441 | – | – | – | – |
| Add: acquisition-related expenses | 4,752 | 10,722 | – | 341 | 7,262 | 7,287 | 1,459 |
| Less: tax effect on acquisition-related expenses | 1,663 | 3,753 | | 119 | 1,525 | 1,530 | 306 |
| Add: pension settlement charges | 1,400 | 459 | – | 242 | 267 | – | 1,054 |
| Less: tax effect on pension settlement charges | 490 | 161 | | 85 | 56 | | 221 |
| Add: COVID-19-related expenses | – | – | – | – | – | – | 1,332 |
| Less: tax effect on COVID-19-related expenses | – | – | – | – | – | – | 280 |
| Add: other non-core charges | 298 | 592 | – | – | – | 270 | 1,055 |
| Less: tax effect on other non-core charges | 104 | 207 | – | – | – | 57 | 222 |
| Less: release of deferred tax asset valuation | – | – | – | – | 805 | – | – |
| Less: impact of Tax Cuts and Jobs Act on deferred tax liability | – | – | – | – | 705 | – | – |
| Add: impact of Tax Cuts and Jobs Act on deferred tax assets | – | – | – | 897 | – | – | – |
| Net income adjusted for non-core items | $ 20,898 | $ 19,281 | $ 32,161 | $ 37,849 | $ 51,072 | $ 60,153 | $ 39,158 |
| Average tangible equity | 270,689 | 407,296 | 432,666 | 450,379 | 488,139 | 566,123 | 575,386 |
| **Return on average equity adjusted for non-core items** | **7.72%** | **4.73%** | **7.43%** | **8.40%** | **10.46%** | **10.63%** | **6.81%** |
| | | | | | | | |
| **Return on average tangible equity adjusted for non-core items** | | | | | | | |
| Net income adjusted for non-core items | $ 20,898 | $ 19,281 | $ 32,161 | $ 37,849 | $ 51,072 | $ 60,153 | $ 39,158 |
| Average tangible equity | 182,868 | 263,283 | 284,685 | 305,683 | 330,024 | 392,594 | 393,860 |
| **Return on average tangible equity adjusted for non-core items** | **11.43%** | **7.32%** | **11.30%** | **12.38%** | **15.48%** | **15.32%** | **9.94%** |

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



**CHUCK SULERZYSKI**
President and Chief Executive Officer
P: 740.374.6163
Chuck.Sulerzyski@pebo.com

**KATIE BAILEY**
Executive Vice President
Chief Financial Officer and Treasurer
P: 740.376.7138
Kathryn.Bailey@pebo.com

peoplesbancorp.com      MEMBER **FDIC**